UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 11-K

 (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-12015

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
HEALTHCARE SERVICES GROUP, INC.
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
HEALTHCARE SERVICES GROUP, INC.
3220 Tillman Drive, Suite 300
Bensalem, Pennsylvania 19020

Healthcare Services Group
Retirement Savings Plan
Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees:
Healthcare Services Group, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Healthcare Services Group, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Healthcare Services Group, Inc. Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of the year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Edison, New Jersey
June 21, 2013

Healthcare Services Group, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments at fair value	$2,802,877	$2,435,685
Receivables:
Participant contributions	—	1,947
Net Assets Available for Benefits	$2,802,877	$2,437,632

The accompanying notes are an integral part of these statements.

Healthcare Services Group, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2012	2011
Additions
Additions attributable to:
Contributions:
Participant	$225,804	$229,304
Earnings on Investments:
Interest and dividends	70,236	57,110
Net appreciation (depreciation) in fair value of investments	266,579	(84,838)
	336,815	(27,728)
Other income	—	108
Total Additions	562,619	201,684
Deductions
Benefit payments	(196,499)	(238,916)
Other	(875)	(28)
Total Deductions	(197,374)	(238,944)
Net increase (decrease)	365,245	(37,260)
Net Assets Available for Benefits, beginning of year	2,437,632	2,474,892
Net Assets Available for Benefits, end of year	$2,802,877	$2,437,632

The accompanying notes are an integral part of these statements.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

NOTE A—DESCRIPTION OF PLAN

The following description of the Healthcare Services Group, Inc. Retirement Savings Plan, dated October 1, 1999, as amended, (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended, commenced October 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is a defined contribution plan covering all salaried employees who have one year of service (1,000 hours) and have attained the age of twenty-one or older with the exception of employees whose employment is governed by a collective bargaining agreement.

Contributions

Each year, participants may contribute up to 15% of their pretax annual compensation as defined in the Plan. Participants age 50 and older may also elect to have all or a portion of their elective deferrals to be treated as catch-up or Roth contributions subject to the limitations of the Plan. Unlike the regular deferrals, Roth contributions are included in the participant’s current income; however, qualified distributions from a designated Roth account are not included in income. There are no employer-matching contributions as defined in the Plan. A participant may elect to commence salary reductions as of the first day of the month coinciding with the date the employee satisfied the eligibility requirements. The maximum employee contribution to the Plan for the 2012 Plan year was $22,500.

Participants may also rollover to the plan amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various options offered by the Plan.

Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions plus a pro rata allocation of the earnings thereon. Allocations are determined by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

The plan does not include a provision for participants to borrow money.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.

Administrative Expenses

All administrative expenses were paid by the plan sponsor, Healthcare Services Group, Inc. (the “Company”).

Benefit Payments

On termination of service due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or monthly, quarterly, semi-monthly or annual installments. No disability benefits, other than those payable upon termination of employment, are provided in the Plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

A Participant who has attained the age of 59  1/2 years may elect to receive a distribution of all or a portion of the vested amounts then credited to the Participant’s account. The Participant will still continue to be eligible to participate in the Plan.

A Participant may elect to receive an advance distribution for hardship under certain conditions as defined in the Plan and as subject to the evaluation of the Plan Administrator based on whether certain conditions have been satisfied.

NOTE B—SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The accounting practices and principles followed by the Plan and the methods of applying those principles conform to U.S. generally accepted accounting principles ("U.S. GAAP"). The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Recognition

Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized appreciation (depreciation) of investments and net realized gains (losses) on the sale of investments during the period. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are calculated based on the weighted-average cost.

Benefit Payments

Participants’ withdrawals are recorded when paid.

Investment Valuation

Investments, which consist principally of marketable securities, are reported at fair value. The Plan’s marketable securities consist of the common stock of the Company, mutual funds and a money market fund. We, in accordance with U.S. GAAP, define fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date under current market conditions (exit price). We believe recorded values of all of our financial instruments approximate their current fair values because of their nature and availability of quoted market values or market corroborated inputs.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU clarifies the FASB's intent regarding application of existing fair value measurements and disclosures, revises certain measurement and disclosure requirements that change or modify a principle to achieve convergence with International Financial Reporting Standards and expands the information required to be disclosed with respect to fair value measurements categorized in Level 3 fair value measurements. The ASU is effective for fiscal years and interim periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of this standard in 2012 did not have a material impact on the Plan's financial statements.

NOTE C—INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets as of:

	December 31,
	2012	2011
BlackRock Money Market Fund (PNC; Note E)	$426,499	$619,497
Growth Fund of America	252,825	157,553
BlackRock Index Equity Cls A	248,421	*
Healthcare Services Group, Inc. common stock (Note E)	247,516	180,863
Janus Adviser Forty Fund	194,202	145,899
T Rowe Equity Income	193,859	159,915
Federated Stock Trust	148,716	*
Royce Low Priced Stock Fund	146,583	*
MFS Int'l New Discovery	140,655	*
*    Balance did not represent at least 5% of Net Plan Assets

During 2012 and 2011, the Plan’s investments (including realized and unrealized gains and losses) appreciated by $266,579 and depreciated by $84,838, respectively as follows:

	December 31,
	2012	2011
Mutual Funds	$208,003	$(99,763)
Healthcare Services Group, Inc. common stock (Note E)	58,531	14,920
Collective Fund (PNC; Note E)	45	5
	$266,579	$(84,838)

NOTE D—PLAN TERMINATION

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.

NOTE E—PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a money market and investment contract fund managed by PNC. PNC is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions.
In addition, certain plan investments are shares of the common stock of the Company. Healthcare Services Group, Inc. is the Plan sponsor as defined by the Plan and, therefore, transactions involving stock of the Company qualify as party-in-interest transactions. The Plan held 10,655 and 10,224 shares of Healthcare Services Group, Inc. common stock with a quoted market value of $247,516 and $180,863 at December 31, 2012 and 2011, respectively.

NOTE F—TAX STATUS OF PLAN

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2001 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Company received a favorable determination letter dated February 1, 2010 related to the Plan’s prior amendments. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan Administrator has also concluded there are no uncertain positions taken or expected to be taken or associated interest or penalties, there are no audits of the Plan for any tax periods in progress, and that the Plan is not subject to income tax examinations for years prior to 2008.

NOTE G—RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE H—FAIR VALUE MEASUREMENTS

The Plan utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs on the hierarchy, consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are the lowest priority, they are unobservable and should be used to measure fair value to the extent that observable inputs are not available. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of our assets and liabilities. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

All of the Plan’s assets are reported at fair value in the accompanying statements of net assets available for benefits. Such assets include cash and cash equivalents and marketable securities. The following tables provide fair value measurement information for the Plan’s financial assets as of December 31, 2012 and 2011:

	As of December 31, 2012
	Fair Value Measurement Using:
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock	$247,516	$—	$—	$247,516
Mutual Funds
Balanced and Lifestyle	231,228	—	—	231,228
Fixed Income	547,791	—	—	547,791
International	165,166	—	—	165,166
Large Cap Growth	549,848	—	—	549,848
Large Cap Value	342,575	—	—	342,575
Mid Cap Growth	39,339	—	—	39,339
Mid Cap Value	16,366	—	—	16,366
Small Cap Growth	10,800	—	—	10,800
Small Cap Value	225,153	—	—	225,153
Money Market Fund	—	426,499	—	426,499
Cash	596	—	—	596
Total Assets at Fair Value	$2,376,378	$426,499	$—	$2,802,877

	As of December 31, 2011
	Fair Value Measurement Using:
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock	$180,863	$—	$—	$180,863
Mutual Funds
Balanced and Lifestyle	165,651	—	—	165,651
Fixed Income	173,981	—	—	173,981
International	126,393	—	—	126,393
Large Cap Blend	83,074	—	—	83,074
Large Cap Growth	436,484	—	—	436,484
Large Cap Value	279,858	—	—	279,858
Mid Cap Growth	32,092	—	—	32,092
Mid Cap Value	14,095	—	—	14,095
Small Cap Growth	2,471	—	—	2,471
Small Cap Value	200,006	—	—	200,006
Specialty	118,444	—	—	118,444
Money Market Fund	—	619,497	—	619,497
Collective Fund	—	2,263	—	2,263
Cash	513	—	—	513
Total Assets at Fair Value	$1,813,925	$621,760	$—	$2,435,685

The valuation methodologies used for the Plan assets measure at fair value are as follows:

Common Stock (Healthcare Services Group, Inc.)—valued at closing price reported on the NASDAQ on which the individual securities are traded.
Mutual Funds—valued at fair value based on quoted market prices on the last business day of the plan year.
Money Market and Collective Fund—valued at the net asset value held by the plan at year end.
Cash—valued at cost, which approximates fair value.

As a practical expedient, fair value of our money market and collective funds is valued at the NAV as determined by the custodian of the fund. The money market fund includes short-term United States dollar denominated money-market instruments. The collective fund primarily includes short-term United States dollar denominated money-market instruments and fixed income securities. The money market and collective funds can be redeemed at their NAV at its measurement date as there are no significant restrictions on the ability of participants to sell this investment. The fair value of the collective fund approximates contract value, which represents contributions made under the contract, plus interest less withdrawal and administration expense. Under certain circumstances, collective fund unit holders may receive payment of redemption over a period of up to twelve months.

NOTE I—Subsequent Events

In December 2012, the Company's Board of Directors approved changes to the Plan that became effective January 1, 2013. The Plan amendment allows certain employees that are not compensated on a salary basis, but otherwise satisfy the eligibility requirements of the Plan, the opportunity to participate in the Plan. Such employees of the Company are employed at facilities which were acquired from Contract Environmental Services, Inc. in May 2009.

Healthcare Services Group, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Schedule H, Line 4(I) of Form 5500

(a)	(b)	(c)	(e)
Party-In-Interest	Identity of Issue	Description of Investment	Current Value
	American Balanced Fund	Mutual Fund	84,957
	American Century MidCp Val A	Mutual Fund	16,366
	American Century Sm Cap Value	Mutual Fund	78,570
	American Euro-Pacific Growth Fund	Mutual Fund	24,511
	Baron Growth Fund	Mutual Fund	10,800
	BlackRock GNMA Fund Cls A	Mutual Fund	91,637
	BlackRock Index Equity Cls A	Mutual Fund	248,421
*	BlackRock Money Market Fund (PNC)	Money Market Fund	426,499
	Federated High Income Bond Fund	Mutual Fund	92,497
	Federated Stock Trust	Mutual Fund	148,716
	Fidelity Advisor New Insight	Mutual Fund	102,821
	Franklin Small-Mid Growth	Mutual Fund	39,339
	Growth Fund of America	Mutual Fund	252,825
*	Healthcare Services Group	Common Stock	247,516
*	Healthcare Services Stock Liquidity	Cash	596
	Janus Adviser Forty Fund	Mutual Fund	194,202
	MFS Int’l New Discovery Fund	Mutual Fund	140,655
	My Retire 2015 Livestrong Portfolio A	Mutual Fund	89,521
	My Retire 2025 Livestrong Portfolio A	Mutual Fund	1,774
	My Retire 2035 Livestrong Portfolio A	Mutual Fund	30,908
	My Retire 2045 Livestrong Portfolio A	Mutual Fund	20,772
	My Retire Inc. Livestrong Income Port A	Mutual Fund	3,296
	Pimco Tot Ret Fd - Adm Shares	Mutual Fund	115,236
	Royce Low Priced Stock Fund	Mutual Fund	146,583
	T Rowe Equity Income	Mutual Fund	193,859
			$2,802,877

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Healthcare Services Group, Inc. Retirement Savings Plan

Date:	June 21, 2013	/s/ John C. Shea
John C. Shea
Title: Chairman of Plan Committee

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm